October 17, 2008

Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
3030 South Susan Street
Santa Ana, California 92704

     Re: Fuel Systems Solutions, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed April 22, 2008
               File No. 1-32999
               Response Letter Dated October 14, 2008

Dear Mr. Costamagna:

     We refer you to our comment letter dated September 30, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

               Sincerely,

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance